SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada Enterprises
Code of Business Conduct

Joan Grass

Associate Director,

Ethics & Policy Management Group

(416) 353-8032

LAST REVISED JANUARY 6, 2006

 © BCE Inc./Bell Canada 2005. All Rights Reserved.

Code of Business Conduct

Contents

1.	POLICY OVERVIEW	4
1.1.	SUMMARY	4
1.2.	PURPOSE	5
1.3.	SCOPE	5
	1.3.1. Applies to (inclusions)	5
	1.3.2. Does not apply (exclusions)	5
1.4.	AUDIENCE	5

2.	POLICY DETAILS	6

A.	OUR PRINCIPLES OF BUSINESS CONDUCT	6

2.1.	PERSONAL INTEGRITY	6
2.2.	OUR RESPONSIBILITY	6
2.3.	BUSINESS CONDUCT HELP LINE	7
2.4.	COMPLAINT PROCEDURES FOR MATTERS RELATING TO ACCOUNTING, INTERNAL	7
ACCOUNTING CONTROLS OR AUDIT MATTERS

B.	COMPLIANCE WITH THE CODE	9
2.5.	EMPLOYEES' RESPONSIBILITIES	9
2.6.	MANAGERS' RESPONSIBILITIES	9
2.7.	PENALTIES FOR VIOLATION	10

C.	CONFLICTS OF INTEREST	10
2.8.	CONFLICTS OF INTEREST	10
2.9.	CONFLICTS OF INTEREST GUIDELINES FOR OFFICERS AND VICE-PRESIDENTS	11
2.10.	LOANS, GIFTS AND ENTERTAINMENT	12
2.11.	LOANS	12
2.12.	GIFTS	12
2.13.	ENTERTAINMENT	13
2.14.	FAMILY AND PERSONAL RELATIONSHIPS	14
2.15.	SUPPLIER-FUNDED INCENTIVE PROGRAMS	15
2.16.	OUTSIDE EMPLOYMENT, CORPORATE OPPORTUNITIES AND OTHER ACTIVITIES	15

D.	IMPROPER INFLUENCE ON THE CONDUCT OF AUDITS	16
2.17.	IMPROPER INFLUENCE ON THE CONDUCT OF AUDITS	16

E.	INSIDER TRADING	16
2.18.	RULES CONCERNING INSIDER TRADING	16
2.19.	MATERIAL INFORMATION	16
2.20.	TRADING AND TIPPING	18
2.21.	SHORT SALES, CALLS AND PUTS	19

F.	PUBLIC DISCLOSURE OF MATERIAL INFORMATION	19
2.22.	DISCLOSURE POLICY	20

G.	CONFIDENTIALITY	20
2.23.	CUSTOMER PRIVACY	20
2.24.	THE BELL CUSTOMER PRIVACY POLICY AND THE BELL CODE OF FAIR INFORMATION PRACTICES	22

© BCE Inc./Bell Canada 2005. All Rights Reserved.	ii of 51

Code of Business Conduct

2.25.	PROPRIETARY INFORMATION	23
2.26.	USE OF CONFIDENTIAL INFORMATION	25

H.	DEALING WITH CUSTOMERS, COMPETITORS AND SUPPLIERS	25
2.27.	CUSTOMER RELATIONS	25
2.28.	SELLING OUR PRODUCTS AND SERVICES	25
2.29	TREATING COMPETITORS WITH RESPECT	26
2.30.	OBTAINING INFORMATION ABOUT OUR COMPETITORS	27
2.31.	WHEN A COMPETITOR IS A CUSTOMER	28
2.32.	RECIPROCITY	28

I.	SAFEGUARDING COMPANY ASSETS	29
2.33.	FUNDS	30
2.34.	ELECTRONIC PROCUREMENT AND ELECTRONIC PROCESSING OF EXPENSE REPORTS	31
2.35.	BOOKS AND RECORDS	31
2.36.	CONTRACT AND AGREEMENT STANDARDS	32
2.37.	IS/IT AND NETWORK SECURITY	32
2.38.	PERSONAL USE OF COMPANY-PROVIDED INTERNET ACCESS	33
2.39.	PROPERTY	33
2.40.	INTELLECTUAL PROPERTY	34
2.41.	VISIBLE ID	36

J.	A WORK ENVIRONMENT BASED ON TRUST AND RESPECT	36
2.42.	DIVERSITY IN THE WORKPLACE	36
2.43.	EMPLOYMENT EQUITY	37
2.44.	DISCRIMINATION AND HARASSMENT	37
2.45.	REASONABLE ACCOMMODATION	38
2.46.	OCCUPATIONAL HEALTH AND SAFETY	38
2.47.	CORPORATE SECURITY - EMERGENCY MANAGEMENT	39
2.48.	ALCOHOL, DRUGS AND OTHER SUBSTANCES	39
2.49.	INVOLVEMENT IN A LEGAL MATTER	40
2.50.	EMPLOYEE PRIVACY	40
2.51.	WORKPLACE VIOLENCE	41

K.	PROTECTING THE ENVIRONMENT	41
2.52.	ENVIRONMENTAL POLICY	41
2.53.	REPORTING ENVIRONMENTAL INCIDENTS	42
2.54.	DISPOSAL OF RESIDUAL MATERIALS	42

3.	ROLES AND RESPONSIBILITIES	43

3.1.	ANNUAL REVIEW	43
3.2.	BUSINESS UNIT ROLE AND/OR RESPONSIBILITY	43

APPENDICES		44
A.	SUPPORTING PROCEDURES	44
B.	REFERENCES	44
4.	POLICY OR PRACTICE DETAILS	51

© BCE Inc./Bell Canada 2005. All Rights Reserved.	iii of 51

Code of Business Conduct

1.	Policy overview

1.1.	Summary

FROM THE CHIEF EXECUTIVE OFFICER

At Bell Canada Enterprises, we are proud of our long-standing reputation for responsible and ethical business practices. As one of only a few Canadian companies recently named to the North America Dow Jones Sustainability Index, we are held to a very high standard of corporate excellence. We have a responsibility to our many stakeholders, including customers, investors and employees to demonstrate that we have earned that enviable reputation.

Our reputation is not only an advantage in our increasingly competitive marketplace. It also means that we can take great pride in the way we conduct our business every day and in our company’s place in Canada’s commercial world.

As we extend our operations from our roots in central Canada – to reach more than 27 million customer connections from the Atlantic provinces to British Columbia – our reputation for integrity and honesty becomes an even more valued asset.

A strong reputation takes years to earn, but can be lost in seconds. In today’s environment, each of us – as individuals and as part of our team – has a special obligation to demonstrate every hour of every day that, while we compete vigorously, we always conduct ourselves and our business in an exemplary manner.

To maintain these high standards and our reputation, we cannot just read the Code and sign compliance forms. We must live it and apply the Code to every action and decision we take.

Michael J. Sabia
President and Chief Executive Officer, BCE Inc.
Chief Executive Officer, Bell Canada

© BCE Inc./Bell Canada 2005. All Rights Reserved.	4 of 51

Code of Business Conduct

1.2.	Purpose

The Bell Canada Enterprises Code of Business Conduct (referred to as the “Code”) explains the standards of behaviour that Bell expects of you in your daily activities and reinforces the commitment of BCE Inc. and Bell Canada (referred to collectively as the “Company”) to customer service, its support for a working environment in which people are respected and its sensitivity to the needs of the community that it serves.

1.3.	Scope

1.3.1.	Applies to (inclusions)

While the Code, from time to time, refers to “employees of the Company” or “employees of Bell”, the Code applies to all employees and Officers of BCE Inc., Bell Canada and its subsidiaries that are not public companies (collectively referred to as the “employees of the Company” or “Bell”), as well as to all persons serving as members of the Board of Directors of each of BCE Inc. and Bell Canada.

BCE Inc. and Bell Canada subsidiaries that are public companies have their own code of conduct which should be consistent with this Code.

1.3.2.	Does not apply (exclusions)

N/A
1.4.	Audience

The Code provides various rules and guidelines for ethical behaviour based on Bell values, as well as applicable laws and regulations.

As employees, Officers and Directors of the Company, we undertake to:

comply with applicable laws, regulations and Company policies and procedures carry out our work duties and conduct our business relationships with integrity, honesty and fairness avoid all conflicts of interest

avoid acts or omissions that give the appearance of misconduct foster a work environment based on trust and respect for all stakeholders of the Bell Canada Enterprises community foster a work environment which encourages open communication maintain a safe and secure workplace and protect the environment sustain a culture in which ethical conduct is recognized, valued and exemplified by us all

© BCE Inc./Bell Canada 2005. All Rights Reserved.	5 of 51

Code of Business Conduct

promptly report violations of the Code or non-compliance with applicable laws, regulations, or company policies or procedures.

2.	Policy details

A. OUR PRINCIPLES OF BUSINESS CONDUCT

2.1. Personal Integrity

We and our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Helping the Company meet this commitment is an essential part of our job. It’s also a matter of personal integrity. Among other things, personal integrity means performing our job fully and competently in order to meet the Company’s business needs and ensure customer satisfaction. It also means being accountable for our behaviour and supporting the shared goal of all of us to uphold the values, principles and standards upon which our Company’s reputation rests.

In addition, the Officers and the Boards of Directors of each of BCE Inc. and Bell Canada support a culture in which ethical business conduct is recognized, valued and exemplified. The members of the Boards of Directors, and persons who hold a position of Vice-President or above, certify annually that they have reviewed and follow the Code and encourage and promote the setting of standards needed to ensure that this objective is met each and every day. A copy of these certifications can be found at the end of the Code (See Attachments 1A and 1B).

2.2. Our Responsibility

Many aspects of our business are governed by particular laws, and compliance with such laws is basic to ethical conduct. Ethical behaviour, however, goes beyond compliance with the law. It involves thinking through the possible impact of our decisions on all interested parties – customers, employees and their unions, pensioners, the communities in which we live and work, suppliers, alliance partners, investors, government and shareholders – even when not required to do so from a legal or regulatory point of view.

Although the Code lays out the fundamental principles of ethical and legal conduct, it cannot anticipate every ethical dilemma or situation we may encounter as we perform our jobs. This would be impossible given that the communications industry is evolving so rapidly and so unpredictably.

Consequently, we may often find ourselves caught in a situation or facing an ethical problem not explicitly covered in the Code. In this case, we must rely on our internal sense of what is right – our moral compass – to guide us in making the right decision.

When faced with a difficult or unclear situation, it may help to ask the following questions such as:

•	how would I feel if, rather than initiating this action, I was on the receiving end?
•	how would my customer react if he/she knew I was breaking the rules or distorting the facts to make a sale?
•	if I do this, how will I feel afterwards? Would I want my co-workers, friends or family to find out?

© BCE Inc./Bell Canada 2005. All Rights Reserved.	6 of 51

Code of Business Conduct

•	if my actions became public, how would they be reported in the media?

Ultimately, we are all responsible for our individual actions, whether we act according to strictly defined rules or according to what we think is appropriate in a given situation. Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one – not even our manager – can force us to commit an illegal or unethical act that may damage the Company’s reputation, or our own.

We have a solid reputation for honest and ethical behaviour. We must preserve this reputation and integrity at all times. For this reason, any breach of the Code or evidence of illegal behaviour will be taken very seriously. Depending on the severity of the case, employees who have been found to breach the Code or commit an illegal act will face immediate discipline, up to and including dismissal.

Personal responsibility also means we have a duty to report illegal acts or violations of Company rules, regulations or the Code to management. Turning a blind eye to wrongdoing – in effect condoning such behaviour – is itself unethical.

2.3. Business Conduct Help Line

A Business Conduct Help Line, managed by the Ethics & Policy Management Group (EPMG) and administered by a completely independent third party (ClearView Strategic Partners Inc.), has been set up to deal with all matters related to ethical behaviour, conflicts of interest or other topics covered in this Code

The Business Conduct Help Line can also be used to report unethical or illegal behaviour such as corporate fraud, or to raise concerns regarding the Company’s accounting, internal accounting controls or auditing matters

All inquiries to the Business Conduct Help Line will be handled on a completely anonymous basis, and no employee will be penalized for inquiring about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or policy violations. Furthermore, the Company will not allow retaliation for reports made in good faith

The Business Conduct Help Line can be reached on a 24/7 basis at https://www.clearviewconnects.com/home or by calling 1-866-298-2942 (toll free). The EPMG can also be reached at 310-6600, no area code required, or by sending an email to ethics@bell.ca

Other useful resources can be found in the Appendices section of this Code under Attachment 3, “Additional Resources”.

2.4. Complaint Procedures for Matters Relating to Accounting, Internal Accounting Controls or Audit Matters

As part of the Company’s commitment to the highest standards of corporate governance, the Company has established procedures for the receipt, retention and handling of complaints and/or concerns

© BCE Inc./Bell Canada 2005. All Rights Reserved.	7 of 51

Code of Business Conduct

received, directly or indirectly, regarding accounting, internal accounting controls or auditing matters (each a “Reportable Activity”). These Reportable Activities must be reported promptly to the appropriate channel of communications (see below):

•	any concerns or complaints with respect to a Business Unit’s accounting, internal accounting controls, or auditing matters.

•	evidence of an activity by an employee of any of the Business Units or by any department of the Business Units that may constitute:

	—	corporate fraud;
	—	violation of federal or provincial laws; or
	—	misappropriation of any Business Unit’s property

where deemed material by the Chief Legal Officer

A Reportable Activity could generally be reported to the employee’s immediate manager. However, if such reporting is either inappropriate, does not provide the necessary level of confidentiality or as the employee otherwise prefers, the Reportable Activity should be reported to the Chief Legal Officer (or equivalent position) of the relevant Business Unit or directly to the BCE Chief Legal Officer.

Employees can also access a web based tool at: http://www.bce.ca/en/complaint/ to report a Reportable Activity on a completely anonymous basis. Alternatively, the Business Conduct Help Line may be reached on an anonymous 24/7basis at www.clearviewconnects.com or by calling 1-866-298-2942 (toll free).

Any submission made by an employee of the Company regarding a Reportable Activity shall be treated on a confidential basis. The employee’s identity shall be treated anonymously and confidentially, unless specifically permitted to be disclosed by the employee, or unless required by law. Anonymous and confidential submissions shall only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the Reportable Activity, in accordance with the procedures on handling Reportable Activities.

Any employee who in good faith reports a Reportable Activity will be protected from threats of retaliation, discharge or other types of discrimination, including but not limited to, lower compensation or inferior terms and conditions of employment that are directly related to the disclosure of such Reportable Activity.

For more information, please see the Complaint Procedures for Accounting and Auditing Matters at: http://portmid.bellnet.bell.ca/pls/portal/docs/1/76541.pdf

© BCE Inc./Bell Canada 2005. All Rights Reserved.	8 of 51

Code of Business Conduct

B. COMPLIANCE WITH THE CODE

We are all individually responsible for knowing, understanding and complying with the Code. Individual responsibility doesn’t mean, however, that we are expected to face troublesome ethical or legal questions on our own. Our colleagues and managers are there to help us, and the Company has a number of available resources to guide us through difficult situations.

All of us must uphold the Company’s high standards of ethical and professional conduct. Instilling trust, honesty and integrity into our work environment is a collective and continuing responsibility. After all, our success has always depended on the committed, combined efforts of us all. Protecting and enhancing the Company’s reputation requires no less of a shared commitment.

2.5. Employees’ Responsibilities

We are all required to comply with the Code and follow all Company policies and procedures. Breaching the Code or violating Company policy and procedure is serious and will result in disciplinary action, up to and including dismissal. It may also result in civil or criminal prosecution

In addition, we must:

•	perform our jobs and conduct our business affairs ethically, legally and with the utmost integrity

•	seek advice or help when faced with a difficult ethical situation

•	report any violation

2.6. Managers’ Responsibilities

In addition to their responsibilities as employees, Managers and Officers have a special duty to uphold the Company’s reputation for integrity, honesty and ethical conduct. This means:

•	setting an example by complying with the Code at all times, even when doing so may seem difficult, time-consuming or inexpedient

•	ensuring that all employees have access to the online Code document or a paper copy if required, and that they know, understand and comply with its provisions

•	ensuring that all employees review this Code annually and comply with the annual review process outlined below

•	compliance with BCE Security Policy 6.1 – Security in Job Definition and Resourcing and the associated practices, procedures and standards including Personnel Screening

© BCE Inc./Bell Canada 2005. All Rights Reserved.	9 of 51

Code of Business Conduct

•	creating and maintaining a work environment that encourages ethical behaviour

•	fostering an environment of open communication in which problems may be raised and discussed without fear of reprisal

•	immediately reporting, to the appropriate person or department, any apparent violation of the Code or breach of Company policy

•	taking prompt and decisive disciplinary action when it has been proven that the Code has been violated

2.7. Penalties for Violation

All of us are expected to follow the Company’s policies. In addition, we must follow policies set by individual departments or business units which may supplement or complement Company-wide policies. Failure to uphold both the letter and the spirit of these policies will lead to disciplinary action, up to and including dismissal.

Disciplinary action will be taken should an employee, for example:

•	violate a Company policy or disregard proper procedures

•	ask others to violate Company policy

•	deliberately fail to report a violation, fail to report a violation promptly or withhold relevant information concerning a violation

•	fail to cooperate in the investigation of a known or suspected violation

•	take action against an employee who reports a policy violation.

C. CONFLICTS OF INTEREST

2.8. Conflicts of Interest

We owe our first business allegiance to the Company. This means placing the Company’s interests – including those of its customers and shareholders – before our personal interests.

A conflict arises whenever we allow, or appear to be allowing, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves first, we may act in a way that is damaging, or potentially damaging, to the Company. We may also harm our personal reputation.

Even if we do nothing wrong, our actions may sometimes appear to put us in a conflict of interest. This may be just as damaging as a real conflict.
Every employee holds a position of trust. With trust comes responsibility. It's up to each of us to avoid situations that may lead to an actual or potential conflict of interest. We must not use our position to

© BCE Inc./Bell Canada 2005. All Rights Reserved.	10 of 51

Code of Business Conduct

influence or bypass Company procedures for personal gain nor for the benefit of our family, friends, colleagues or anyone else.

Sometimes it’s not easy to tell if a situation may lead to a conflict of interest. If you find yourself in this position, ask yourself the following questions:

•	am I following proper Company procedures?

•	do I stand to potentially gain personally from my actions?

•	can my actions potentially result in a financial or other advantage for myself, a near relative (which would include, but is not limited to, a spouse, sibling, parent, child, or in-law) or friend?

•	am I uncomfortable discussing this with my manager or fellow employees?

•	would I act differently if a friend or near relative weren’t involved?

If you ever have any doubts about a possible conflict, raise the matter with your manager or call the Business Conduct Help Line at https://www.clearviewconnects.com/home or by calling 1-866-298-2942 (toll free).

Conflicts of interest are a serious matter – obtain the guidance you need.

Where a possible conflict of interest has been identified employees must complete form BC3684A — “Disclosure of a Conflict of Interest or Potential Conflict of Interest” and provide a copy signed by his/her manager to the Ethics & Policy Management Group (see Attachment 2A).

2.9. Conflicts of Interest Guidelines for Officers and Vice-Presidents

In addition to the conflict of interest guidelines and procedures noted above, in respect to all persons who are Officers or Vice-Presidents (“Executives”), a conflict of interest may also arise:

•
when there is an outside interest which materially encroaches on time or attention which should be devoted to the company’s affairs or so affects the Executive’s energies as to prevent him/her from devoting their full abilities to the performance of their duties,

•
where an Executive or any of his/her near relatives has a direct or indirect interest in or relationship with any outsider, such as a supplier (whether of goods or services), customer, agent or competitor of the Company or its subsidiary and associated corporations, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might be implied or construed to:

•
give rise to a possible personal gain or favour to the Executive involved, or any of his/her near relatives, due to the Executive’s actual or potential power to influence dealings between the Company and the outsider,

•
render the Executive partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the Executive’s business judgement or his/her desire to serve only the Company’s best interests in the performance of his/her functions as an Executive,

© BCE Inc./Bell Canada 2005. All Rights Reserved.	11 of 51

Code of Business Conduct

	•	place the Executive or the Company in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body, or

	•	reflect unfavourably on the integrity of the Executive or the Company,

•
where an Executive or any of his/her near relatives makes use of any non-public information, such as information of a confidential, proprietary, inside, privileged or government classified nature or customer information, entrusted to or obtained by the Executive in the conduct of Company business to benefit himself/herself or any of his/her near relatives, by selling or making available such information to interests outside the Company, or uses the information in any other manner to further his/her interest(s), or the interest(s) of any of his/her near relatives; and/or

•	where an Executive or any of his/her near relatives has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to the Company’s best interests.

Officers and Vice-Presidents are required to disclose any actual or potential conflicts of interest by providing written notice to David Wolinsky, Assistant General Counsel, Ethics & Policy Management Group at david.wolinsky@bell.ca or at ethics@bell.ca. The EPMG is responsible for administering the Code of Business Conduct and the Conflict of Interest Guidelines. If the EPMG is unable to resolve an existing or potential conflict of interest with the person involved, the matter will be discussed with the Corporate Secretary and/or the Chief Legal Officer.

2.10. Loans, Gifts and Entertainment

2.11. Loans

We should not accept, whether directly or indirectly, any loan or guarantee of obligations from the Company that are for our personal benefit.

2.12. Gifts

We cannot accept gifts, gratuities, or entertainment from suppliers, except within limited situations. Problems arise because gifts, gratuities and entertainment may compromise – or appear to compromise – your ability to make fair, objective, business decisions.

Offering or receiving any gift, gratuity, or entertainment might be perceived to unfairly influence a business interaction and involves you in a real or potential conflict of interest situation.

For this reason we must not accept gifts and gratuities from suppliers or potential suppliers, except for unsolicited hospitality, gifts or mementos of nominal value that are customary and business related. It is always a good idea to review the circumstances with your manager to see if he or she agrees that the situation falls within this exception.

All other gifts must be politely returned with a note explaining the Company’s policy.

Accepting gifts having a monetary value are always prohibited – for example, gift certificates, cash, services, discounts or loans.

The Code does not change during traditional gift giving seasons and applies equally to all of us. We recognize that building relationships with customers and suppliers is an integral part of doing business.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	12 of 51

Code of Business Conduct

Therefore, offering and accepting reasonable hospitality may be appropriate in certain cases. You should consult your manager or call the Business Conduct Help Line when in doubt about the appropriateness of a particular situation.

2.13. Entertainment

Unsolicited business entertainment should be appropriate for the function or services you perform for the Company and clearly intended to facilitate business goals. If for example, tickets to a sporting or cultural event are offered, then the person offering the tickets must plan to attend the event as well.

As a general guideline, business entertainment in the form of meals is acceptable, as long as it is modest, infrequent, and as far as possible on a reciprocal basis. If you know that the Company would not equally reciprocate then decline the offer.

General Guidelines:

We should not:

Solicit or encourage gifts, hospitality, entertainment or any other thing for personal use; however solicitation of modest gifts or prizes for Company sponsored events which provide clear benefits to the sponsor and/or charitable organization is permitted upon approval by your manager

Accept any gifts, entertainment or any other thing from suppliers that would appear to influence your judgment or create an appearance of a conflict of interest

We are allowed to:

Sponsor events/activities for customers or potential customers where the purpose is to strengthen business relationships; however it is your responsibility to know and be sensitive to the customer’s own code of conduct on these issues

Accept unsolicited, nominal value hospitality, gifts or mementos that are customary or business related

There can be no “hard and fast” rules as to what is appropriate in every situation; some factors which you and your manager should consider in assessing the proper course of action include:

•	is the Company potentially involved in a major procurement activity with the company offering the gift or entertainment?

•	would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for the Company?

•	would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?

•	can the gift or hospitality be applied to benefit all team members rather than certain individuals?

•	would the Company, under similar circumstances, offer a similar gift or hospitality?

•	would you feel uncomfortable or embarrassed if the situation were to be reported in the media?

© BCE Inc./Bell Canada 2005. All Rights Reserved.	13 of 51

Code of Business Conduct

2.14. Family and Personal Relationships

Each of us has a variety of personal relationships involving family and friends – relationships that we keep separate from our work. Sometimes, our work and personal lives intersect, and we may find ourselves considering a business relationship with a near relative, partner or close friend.

We must disclose this relationship if it compromises, or threatens to compromise, our ability to act in the Company’s best interest. Speak to your manager or contact the Business Conduct Help Line for further guidance. We should also be aware that bridging our personal and business lives may cause our competitors or suppliers – as well as colleagues within the Company – to believe we are in a conflict of interest.

To avoid a conflict, or prevent a situation from developing into a conflict, we must inform our manager if, for example:

•	we are considering hiring a near relative or friend

•	a near relative or close personal friend works for a supplier or competitor

•	a near relative or person with whom we have a close relationship is an executive or major shareholder in a competing company.

With the growth of new companies in the communications industry, we may also find ourselves in a close relationship (near relative or friend) with someone who works for a competitor.

If we and the other person held jobs which exposed us to a significant risk of a conflict of interest, one of us would be required to leave our position and transfer to another position within the Company. If transferring were not possible, we would have to explore alternative solutions with Human Resources. Should no alternative be found, one of us might be required to leave our Company. Whatever the solution, the situation would have to be resolved so as to eliminate the potential for a conflict of interest.

If you find yourself in a close relationship with someone who works for a competitor, consider the following:

•	what is the relationship between the Company and the competitor?

•	what are your responsibilities as an employee and those of the person you are close to at the Company’s competitor?

•	do you have access to confidential information?

•	does the person you are close to have access to confidential information?

If, after asking yourself these questions, you are concerned that you may be in a conflict of interest, speak to your manager who may ask you to complete form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.” This form MUST be signed by you and your manager and sent to the EPMG. For instructions please call the Business Conduct Help Line, which can be reached on a 24/7basis at https://www.clearviewconnects.com/home or by calling 1-866-298-2942 (toll free).

© BCE Inc./Bell Canada 2005. All Rights Reserved.	14 of 51

Code of Business Conduct

My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

Yes. Someone could claim that Bell is giving your partner business because you are a Bell employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be noted in form BC3684A, “Disclosure of a Conflict of Interest or Potential Conflict of Interest.”

2.15. Supplier-Funded Incentive Programs

Supplier-funded incentive programs, often offered to sales employees by suppliers seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.

It’s up to the program administrator to ensure there is no conflict between the Company’s marketing strategy and the supplier’s incentive program.

For further information, see GC 206.8 (“Incentive and Award Programs”).

2.16. Outside Employment, Corporate Opportunities and Other Activities

We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at the Company. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with the Company’s business or with our ability to fulfill our duties as employees.

Therefore:

•	you may not work for an organization that competes with the Company

•	you may not start up a business that plans to offer products and services that compete for business with those offered by the Company

•	you may not sell or promote a third party’s line of products and services if these products and services compete for business with those offered by the Company

•
you may not use the Company equipment, time, materials and facilities in paid or unpaid work for other organizations, unless specifically authorized by management (for example, to support a charitable community project)

•	you may not accept outside employment or engage in any activity if that employment or activity will prevent us from performing our jobs at the Company fully and competently

•
unless specifically authorized by the appropriate department responsible for government relations, you may not contribute to, or support, any political group or political activity on behalf of the Company.

To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	15 of 51

Code of Business Conduct

I am a Bell technician who installs circuitry for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

No. You cannot engage in any outside activity that might take business away from Bell or any of its subsidiaries. Furthermore, as an employee, you are expected to contribute your energy and ideas to your job as an installer for Bell

D. IMPROPER INFLUENCE ON THE CONDUCT OF AUDITS

2.17. Improper Influence on the Conduct of Audits

Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing the Company’s internal or outside auditors when the employee knows or should know that his/her action, if successful, could result in rendering the Company’s financial statements misleading in any way.

E. INSIDER TRADING

2.18. Rules Concerning Insider Trading

Securities legislation imposes restrictions with respect to the purchase and sale of shares and other securities, as well as “tipping”, when a person has knowledge of information not yet known to the public and which generally could affect the market price of the securities of a given company. Securities of a company include, for example, equity securities such as common and preferred shares, debt securities such as debentures and notes, and puts, calls and options.

It is illegal for you to buy or sell securities of BCE Inc., its subsidiaries and associated companies or any other company that is a public company, with knowledge of undisclosed material information obtained in the course of your employment, or “tip” others concerning such information. In particular, you should be careful to avoid inadvertently disclosing confidential information to spouses, family members and others who live in your households or to business partners, friends and others as this could be considered “tipping”.

Directors, Officers and Vice-Presidents of BCE Inc. and Bell Canada should consult the Companies’ “Insider Trading and Reporting Guidelines for Directors and Officers” for additional information. A copy of these guidelines can be obtained from the Office of the Corporate Secretary.

2.19. Material Information

Undisclosed material information refers to information that, if disclosed, could affect the market price of a company’s securities or is likely to be considered important by investors in determining whether to buy, sell or otherwise trade in such securities. For instance, such information could be used by investors to buy, sell

© BCE Inc./Bell Canada 2005. All Rights Reserved.	16 of 51

Code of Business Conduct

or otherwise trade in BCE Inc. shares, as well as the securities of third parties with which the Company has dealings, to the unfair disadvantage of others.

Examples of Material Information

Examples of material information include (note that this list is not exhaustive and may include other types of information which may be material at any particular time depending upon the circumstances):

Corporate Structure and Acquisitions & Dispositions

•	company restructuring plans
•	proposals, negotiations or agreements for acquisitions of other companies (including the possibility of a takeover bid for or merger with another company) and dispositions of existing investments
•	changes in share ownership that may affect control of the company

Capital Structure

•	the possibility of a public offering of securities, stock splits or private sales of securities
•	a change, or proposed or planned change, in dividend rates or dividend policy
•	a planned or possible repurchase of securities
•	the possible initiation of a proxy fight

Financial Results

•	actual or proposed capital expenditures which vary substantially from the levels projected in the Company’s latest report to shareholders
•	annual and quarterly financial results
•	internal financial projections which vary from publicly stated financial projections, if any
•	a significant contingent liability
•	significant shifts in operating or financial circumstances, such as: cash-flow reductions, major write-offs, work-force adjustments; or the proposed shutdown of any significant service facility

Business and Operations

•	business plans
•	senior management changes
•	significant litigation or litigation development, including disputes with customers, suppliers or contractors
•	new products and services
•	sales results
•	research and development of new technology
•	confidential information provided by third parties
•	significant new contracts or changes in existing contractual relationships or loss of business
•	a government investigation
•	negotiations with unions

Credit Arrangements

•	a default or expected default under a loan agreement, indenture or significant contract
•	changes in rating agency decisions
•	borrowing a significant amount of funds

© BCE Inc./Bell Canada 2005. All Rights Reserved.	17 of 51

Code of Business Conduct

I overheard a conversation between two other Bell employees regarding Bell’s plans to acquire a minority stake in a company that develops communications software. Can I buy shares in the software company or suggest to my spouse that she do so?

No. Although you found out about Bell’s planned acquisition by accident, you are prohibited by law from buying shares because the information is material and non-public. You cannot suggest to your spouse that he or she buy shares because you would be in possession of material confidential information. The making of a suggestion to purchase shares while in possession of such confidential information would be considered tantamount to divulging that confidential information to someone outside the Company for personal gain or the gain of someone else. You and your spouse will only be able to buy shares when Bell’s stake in the software company becomes public knowledge through an official public announcement by Bell or the software company.

2.20. Trading and Tipping

Because of the severity of the penalties provided by law that may be imposed against you personally, as well as the potential for damage to the Company’s good name, as a result of unlawful trading and tipping, circumspect behaviour (i.e. being mindful of all circumstances and possible consequences) is highly important.

In the course of business operations, you may become aware of undisclosed material information about BCE/Bell or any other company. Until you are certain that this information has been officially disclosed (see below), you are prohibited from:

•	trading in securities of any company to which the information relates; or

•
disclosing such information (otherwise than in the necessary course of business and on a confidential basis) to another person – a “tippee” – regardless of whether the tippee is related to you or a friend of yours or is an entity (a trust, for example) in which you or your friends or family have an interest. Note that trading or tipping by the tippee is also illegal.

If undisclosed material information exists at the time you trade and subsequent disclosure of that information affects the security’s price, you may have to face the difficult task of proving you were not aware of the information. In the case of trading by a family member, or other persons close to you, you may have to prove that you did not disclose such information – a very difficult burden of proof!

If you were in possession of undisclosed material information at the time you or other persons close to you traded, the fact that such trade was based on factors other than undisclosed material information, or that you considered yourself under duty (as a trustee, for example) to trade or disclose information, will not absolve you from liability, even in the absence of intent to defraud or to take unfair advantage.

Assuming you are not otherwise aware of undisclosed material information, the recommended time to purchase or sell BCE securities is during the period beginning on the third business day following the official release by BCE of its annual or quarterly earnings press release and ending on the thirtieth calendar day following such release (sometimes called the “Window Period”). This will help minimize the risk of an unintentional violation of these prohibitions, and the appearance of a violation (intentional or not). Such earnings press releases are generally issued on the fifth Wednesday following the end of a quarter. For example, in 2006, the Window Periods will be:

© BCE Inc./Bell Canada 2005. All Rights Reserved.	18 of 51

Code of Business Conduct

•	February 4 – March 2
•	May 8 – June 1
•	August 7 – August 31
•	November 6 – November 30

All employees are required to keep accurate records of their securities transactions and may be asked to report to BCE or Bell Canada their holdings and investment transactions.

2.21. Short Sales, Calls and Puts

As an employee of the Company, you may not engage in the following activities with respect to BCE’s securities or the securities of any of its affiliates (such as Bell Canada or Aliant Inc.): (a) short sale; (b) sale of a call option and (c) purchase a put option.

“Short selling” means selling shares you do not currently own and borrowing a third party’s shares in order to make delivery, the whole in expectation that the shares will decrease in value when you will buy back the shares and return them to the owner. Such process is subject to undue speculation and abuse and is therefore prohibited.

Puts and calls are also subject to the same abuse and therefore similar restrictions also apply to the sales of call options and purchases of put options in respect of securities of BCE Inc. and its affiliates. For the purposes hereof, a “call” can be defined as an option to demand delivery of a specified number or amount of securities at a fixed price within a specified time but does not include an option or right to acquire securities of BCE Inc. or its affiliates where such were granted by BCE Inc., Bell Canada or their affiliates (such as pursuant to BCE Inc.‘s Long-Term Incentive (stock option) Programs). A “put” can be defined as an option to deliver a specified number or amount of securities at a fixed price within a specified time.

In summary, you cannot sell short securities of BCE Inc. or its affiliates, and you may not sell call options or buy put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.

F. PUBLIC DISCLOSURE OF MATERIAL INFORMATION

Only authorized Officers of BCE or Bell can decide the timing and content of public disclosures regarding BCE and Bell.

Examples of official disclosures include public filings with securities regulatory authorities, or issuance of BCE or Bell news releases.

The information is deemed public when official announcements have been publicized and the public has had the opportunity to evaluate the information. Even after the Company has officially released material information, it is important to be sure that sufficient time has elapsed to enable the information to be disseminated to, and considered by, investors. As a rule of thumb, a period of three business days is considered sufficient for this purpose. An employee must not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of public information.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	19 of 51

Code of Business Conduct

2.22. Disclosure Policy

If you are not an authorized spokesperson, you must not respond under any circumstances (including on a “no-name basis” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community or the media, unless specifically asked to do so by an authorized spokesperson. Any inquiries need to be immediately referred to either BCE’s/Bell Canada’s Communications Department or BCE’s/Bell Canada’s Investor Relations Department. Please refer to the BCE Inc. and Bell Canada Disclosure Policy for a list of authorized spokespersons. In summary, only certain Officers of BCE and Bell Canada, and certain members of BCE’s and Bell Canada’s Investors Relations and Communications Departments, are authorized spokespersons.

For further information, read the BCE Inc. and Bell Canada Disclosure Policy at
http://connexions.bell.ca/cx/pub/strategicinfo/policies/1806_disclosure_e.pdf

G. CONFIDENTIALITY

We should maintain the confidentiality of information entrusted to us by the Company or its customers, except when disclosure is authorized or legally mandated. We should consider all non-public information to be confidential. Even seemingly mundane information might be of use to competitors, or harmful to the Company or its customers, if disclosed.

We must not disclose confidential information acquired through our jobs to anyone outside the Company, whether it concerns our customers, other employees or the Company as a whole. In addition, we must not share such information with fellow employees, unless they have a legitimate need to know.

For more information on Classification of information, please refer to the Policy on Information Classification at:
http://security.intranet.bell.ca/polframe/docs/policy-5.2.html

Employees should be aware of the growing trend of Identity Theft, which involves stealing the identity of another person – or in some cases businesses – as a means to commit other crimes. It is vital to protect the confidentiality of our customers’ information. Its intentional or unintentional disclosure could be used for the financial gain of another at the unbeknownst expense of our customers.

Recording, releasing or disclosing private customer information for personal gain or the benefit of another will result in immediate discipline up to and including termination, and may include criminal charges.

Should further assistance be required, please consult the Corporate Security website at: http://security.intranet.bell.ca

2.23. Customer Privacy

The Company has long been committed to maintaining the accuracy, confidentiality, security and privacy of customer and employee information. This is reflected in existing privacy and confidentiality provisions found in various Company policies and guidelines. (Employee privacy is discussed below).

© BCE Inc./Bell Canada 2005. All Rights Reserved.	20 of 51

Code of Business Conduct

In doing business, we acquire and create a variety of information about our residential and business customers. We collect this information only for lawful purposes related to the provisioning of services and products by the Company, and may use the information only for the purposes for which it was collected and that the customer would reasonably expect.

This customer information includes, for example:

•	name, address and telephone number; and

•	information relating to the customer’s credit, billing, service, equipment and registered complaints; and

•	traffic data, including IP addresses visited and call detail information.

Where the customer is an identifiable individual, we are required to comply with the Personal Information Protection and Electronic Documents Act, a federal law that requires us to identify the purposes for which we collect personal information and obtain the consent of our customers before collecting, using or disclosing this information. Personal information means any information about an identifiable individual.

Among other things, this law also requires us to provide customers with access to all personal information about them that we may hold, subject only to certain narrow exceptions. Moreover, we must provide such access within 30 days of a customer request. This includes a right of access to records such as customer care logs and notes. Accordingly, we should avoid non-factual entries or inappropriate language or comments. In creating such records, employees should keep in mind that the records might later be read by the customer in question.

In addition to these legislative restrictions, Bell Canada (including Bell Sympatico, Bell West, Group Telecom) and Bell Mobility are also subject to a CRTC restriction on the disclosure of confidential customer information. This restriction applies to all telecommunications services, whether tariffed or forborne, and all customers, whether they are individuals, corporations, or other business entities.

With the exception of listed name, address and telephone number, all information kept by the Company about its residential and business customers is confidential and cannot be divulged or used, directly or indirectly, except for business purposes.

Unless a customer provides explicit consent, or the Company is required to do so by law, the Company may not disclose a customer’s confidential personal and business information to anyone other than:

•	the customer

•	a person whom the Company reasonably believes is acting on behalf of the customer (for example, the executor of a customer’s estate)

•
another telephone company, for the purpose of providing the customer with efficient and cost-effective telephone service, where the information is required only for that purpose and will be kept confidential (for example, the exchange of call detail information for the settlement of interprovincial toll calls)

•
a company, for the purpose of supplying the customer with telephone or telephone-directory related services, where the information is required only for that purpose and will be kept confidential (for example, a firm retained by the Company to do telephone installation on its behalf)

© BCE Inc./Bell Canada 2005. All Rights Reserved.	21 of 51

Code of Business Conduct

•	an agent retained by the Company to evaluate the customer’s creditworthiness or to collect the customer’ account, where the information is required for and will be used only for that purpose; and

•	a public authority, if there is imminent danger to life or property which could be avoided or minimized by disclosure of the information.

It is important to note that the Company’s liability for damages for improper disclosure of confidential information may be unlimited.

For further information, see GC 101.21 (“Confidentiality of Customer Records”)

The content of a customer’s transmissions (including telephone and email) may not be monitored, nor may the content, nature and existence of telephone calls and data transmissions be released to third parties except as explicitly authorized by law.

Communications between the Company and a customer may be monitored for quality assurance purposes, with an appropriate advisory to the customer.

The unlawful interception of a private communication is a criminal offence. An employee may intercept a private communication only when such interception is necessary for the purpose of providing the service, to perform quality control checks in the course of service monitoring, to protect the company’s rights or property or when authorized by law. (Ref. Criminal Code of Canada section 184.(1), (2))

Maintaining customer privacy is also crucial when dealing with contracts, proposals and quotations. We must be vigilant in ensuring that:

•
we do not share customer information – such as business plans, names of telecom representatives or information of a sensitive nature – with other employees servicing a similar market segment (for example, the banking industry). By doing so, we may inadvertently divulge information about a customer to that customer’s competitor.

•
unless a customer provides explicit consent, we do not share information about customers with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations.

2.24. The Bell Customer Privacy Policy and the Bell Code of Fair Information Practices

To ensure our commitment to privacy is upheld, we have updated our existing policies and developed a formal privacy code. The Bell Customer Privacy Policy and the Bell Code of Fair Information Practices policies spell out the commitments of Bell, its employees and agents and the rights of customers regarding personal information. They also reflect the rights and obligations set out in the Personal Information Protection and Electronic Documents Act. Employees are responsible to uphold these policies and practice and will be held accountable.

As stated in these documents, the Company collects personal information only for the following purposes:

© BCE Inc./Bell Canada 2005. All Rights Reserved.	22 of 51

Code of Business Conduct

•	to establish and maintain responsible commercial relations and provide ongoing service
•	to understand customer needs and eligibility for products and services
•	to recommend particular products and services to meet customer needs
•	to develop, enhance, market or provide products and services
•	to manage and develop Bell’s business and operations, including personnel and employment matters and
•	to meet legal and regulatory requirements.

Personal information must not be used for any other purpose without the consent of the customer.

The Bell Privacy Ombudsman oversees compliance with these privacy policies.

The full text of the Bell Customer Privacy Policy and the Bell Code of Fair Information Practices, as well as other privacy-related documents is available by following the “privacy” link on www.bell.ca. or on the Bellnet policies page at http://portmid.bellnet.bell.ca/pls/portal/docs/1/84931.pdf

Additional information respecting customer privacy is available through the Regulatory Affairs intranet site at http://or1c91.on.bell.ca

Additional information respecting employee privacy is available through the Human Resources intranet site at http://rhr.int.bell.ca

I am a customer service representative for the residential market. A caller identifying himself as the spouse of a wireless customer requested billing details for the spouse’s account, indicating that he looked after bill payments for the family. Should I provide the information?

If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and is often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact the Company to have the spouse added to the account as an authorized co-user. This approach applies equally to wireline, Internet, and satellite accounts.

2.25. Proprietary Information

Many Company documents and information (including confidential information) are proprietary – that is, they contain highly sensitive information critical to the conduct of the Company’s business. Information entrusted to the Company by a third party may also be identified as proprietary, confidential or secret and must be handled according to instructions provided by the information owner. Information of this kind must be protected against unauthorized disclosure or misuse.

Examples of proprietary information include:

•	major reorganization plans

© BCE Inc./Bell Canada 2005. All Rights Reserved.	23 of 51

Code of Business Conduct

•	rate applications

•	information about new technology

•	marketing strategies, bids and proposals

•	legal proceedings

•	customer records

•	sensitive human resources information

•	internal audit reports and significant corporate security matters

•	training material

•	computer software programs (even routine programs).

Depending on the type of information at stake, unauthorized disclosure or misuse of proprietary information can have serious consequences for the Company. For example, the Company could be placed at a competitive disadvantage; its financial stability could be affected; it might be exposed to legal liability; or its corporate image could be compromised.

We are all responsible for protecting proprietary information, whether originated by the Company, or entrusted to the Company by a third party, by, among others:

•	classifying and marking documents with the appropriate proprietary notice

–
At Bell, proprietary information is classified according to one of four categories: Bell private, Bell restricted, Bell internal and Bell public domain. For further information, see BCE Security Policy 5.2 Information Classification.

•		making sure all proprietary information, whether stored on paper, on computer or in other electronic form, is kept secure

	–	Further information may be found on the Corporate Security web site (http://security.intranet.bell.ca ) in BCE Security Policy 5.2 Information Classification.

•	avoiding unauthorized disclosure of proprietary information

	–	For example, checking that computer terminals and telephones used to send and receive information are secure. See BCE Security Policy 8.7.7 Voice, Fax and Video Security for more information

–
avoiding the discussion of such information in public places, (including taxis, trains and airplanes) with family members or friends who might pass the information on to others deliberately or unintentionally, or with business colleagues when our conversations might be overheard. Remember that cellular telephones (when in analogue mode) do not provide a secure method of communication

	–	For more information, see BCE Security Policy 8.7.7 Voice, Fax and Video Security

•
returning all proprietary information and documents provided by the Company, including all third party information entrusted to the Company, upon termination of employment or contract, or reassignment.

Any attempt to obtain proprietary information by unauthorized means or to misuse such information should be reported to a manager immediately.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	24 of 51

Code of Business Conduct

Further information may be found in the booklet “Security is Everyone’s Business or on the Corporate Security web site (http://security.intranet.bell.ca ), in the following policies:

BCE Security Policy 5.2 Information Classification

BCE Security Policy 8.7.7 Voice, Fax and Video Security

How do I tell if a document (paper or electronic) is proprietary if it is not marked as such?

You should begin by asking the person who issued the document (if known), as the originator is the person who must determine the classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document should be treated as Restricted until the proper classification is determined.

2.26. Use of Confidential Information

Many of us have access to confidential information which is not available to the general public, or which has not yet been made public. Using this information for purposes other than furthering the Company’s best interests is not only unethical, it may be illegal if it involves the disclosure of material non-public information. Using any confidential or privileged non-public information about the Company for personal purposes, or failing to safeguard such information, is strictly prohibited.

H. DEALING WITH CUSTOMERS, COMPETITORS AND SUPPLIERS

To achieve a sustained and enduring competitive advantage, we must ensure that our reputation for quality, service and integrity remains unimpeachable. The best way to maintain our reputation – and strengthen our competitive advantage – is to compete fairly and vigorously while complying fully with our legal and ethical obligations. Fair competition means that we respect our customers, competitors, agents and all alliance partners.

2.27. Customer Relations

Our Company service often involves a visit to a customer’s home or place of business. Over the years, we have acquired an enviable reputation for honesty, courtesy, integrity and respect for property in dealings with customers. With vigorous competition in the communications marketplace, this reputation has become more valuable than ever.

2.28. Selling our Products and Services

Our customers trust us to provide quality products and services, and be truthful when discussing our advantages and benefits. To maintain that trust:

•	we offer customers only those services which we are legally allowed to provide, either alone or through contract with an alliance partner or agent, at approved rates and charges, where applicable

© BCE Inc./Bell Canada 2005. All Rights Reserved.	25 of 51

Code of Business Conduct

–
By failing to sell our services at approved rates, we may put a customer in the position of subsequently paying more for a product or service than what the customer had initially agreed to. As a result, the customer may decide to cancel the contract altogether

•	we sell only those products and services our customers want and need

	–	Customers will lose faith in us if we try to sell them what they don’t want

•	we promote our products and services accurately

	–	Providing customers with complete and accurate information regarding the capabilities of our products and services is essential

•	we give customers the straight facts about their competitive choices

	–	By truthfully telling them what we offer and what the competition is currently offering, customers will recognize the Bell advantage

	–	our superior products, services, network, people and alliance partners

•	we guide customers into asking the right questions about their competitive options

	–	Is the competitor comparing its savings plan against Bell’s own savings plan, or only against Bell’s time-of-day discounts?

	–	If the competitor is talking “percentage” savings, what is the real dollar value based on the customer’s actual calling pattern?

	–	Can the competitor provide services which will address the customer’s specific calling pattern?

•	We convince customers it’s to their advantage to stay with Bell – or come back from another carrier

	–	Sell Bell: promote Bell’s unsurpassed reliability, track record, network, and skilled and knowledgeable employees

•	we don’t offer to waive charges, cut special deals or grant discounts that are not authorized; we don’t do anything that suggests we are “buying business”

–
Depending on the products and services involved, this kind of behaviour could violate CRTC regulations and/or provisions of the competition law; as a result, the Company and possibly the employee might be subject to legal action

2.29. Treating Competitors with Respect

We welcome and encourage competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.

We have a responsibility to portray our competitors fairly, accurately and without bias. Acting otherwise will result in charges of anti-competitive behaviour, and possibly in lawsuits.

Behaving competitively means that:

•	we do not portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner

–
For example, by disparaging a competitor with whom a customer is considering doing business, you may cause the customer to think you are questioning his or her judgment. You risk alienating the customer and losing his or her business

© BCE Inc./Bell Canada 2005. All Rights Reserved.	26 of 51

Code of Business Conduct

•	we do not state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete

•
we are careful about commenting publicly, or to a customer, on such topics as a competitor’s financial situation, business practices, management or network reliability, or foreign ownership. It is often hard to pin down the correct facts about these matters, and we can be accused of mis-representation

–
The best source of information about a competitor comes from the competitor itself. If facts about a competitor are public knowledge, direct the customer to the source of this information (i.e., newspaper report, magazine article, TV or radio news item)

•
we do not behave spitefully or disrespectfully toward a customer who has decided to purchase a competitor’s products or services; we continue to rigorously promote and provide high-quality service for any other product we may supply to this customer

	–	Accepting a customer’s decision to go to a competitor doesn’t preclude us from trying to win back his or her business at a future date

	–	Always seek an opportunity to promote Bell.

2.30. Obtaining Information about our Competitors

We have every right to gather information about the marketplace in which we operate. This includes information about our competitors, their products and services, technology, prices, advertising, and so on. However, we must only obtain this information through legal and ethical channels. Acting otherwise is against the law and may result in prosecution.

we do not engage in industrial espionage

we do not buy proprietary competitive intelligence (such as marketing plans, sales strategies, etc.)

we must never induce another employee to obtain confidential information, nor must we request or induce the employee of a competitor to provide such information

Information about our competitors is available from several sources within Bell, such as the Sales Support group and the Communications group.

Our business unit recently hired someone who held an executive position with one of our competitors. This person was deeply involved in planning the competitor’s expansion strategy, and he has information which would be very valuable to us. Can we ask him to disclose this information?

Absolutely not. The new employee has an obligation to protect his former company’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave the Company. You must respect the employee’s personal integrity as well as his obligation to his former employer

© BCE Inc./Bell Canada 2005. All Rights Reserved.	27 of 51

Code of Business Conduct

2.31. When a Competitor is a Customer

In our competitive environment, competitors are also our customers. When serving customers who are also competitors, we must keep the following points in mind:

•	we must never use information obtained as a result of providing service to the competitor in any manner which would give us an undue competitive advantage

•
employees who provide access services to competitors have a responsibility to ensure that this information is not made available to those within the Company or its affiliates who develop competitive service strategies

•	we must not disclose a customer’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the customer

–
This means, for example, that we must not disclose information about customers obtained from databases such as the Carrier Access Billing System (CABS) and the Customer Account Record Exchange (CARE). Access to these databases, which contain proprietary information, is restricted.

For other precautions in dealing with competitors, see Bell Canada’s Canadian Competition Law Compliance Handbook, available by calling the Ethics & Policy Management Group at 310-6600 (no area code required) or by sending an email to ethics@bell.ca

2.32. Reciprocity

Like many large corporations, we purchase goods and services from thousands of suppliers, many of whom are also our customers. One of the most delicate questions in purchaser-supplier relationships is reciprocity – the promotion of sales through the use of purchasing power.

Reciprocity is an arrangement that both a purchaser and a supplier might be tempted to seek. For example, we, as a purchaser, might consider giving our business to a supplier who happens to be our customer, in preference to another supplier who is a competitor’s customer. Similarly, a supplier may demand that it get our business because it is one of our major customers.

While we quite naturally want to do business with our customers, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service. These criteria, rather than the simple fact a supplier is or is not our customer, should guide our purchasing decisions.

Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons. Most notably:

•	We may lose the opportunity to save money on our purchases if we choose suppliers solely because they are Bell customers

	–	Other suppliers – who may not necessarily be Bell customers – may provide better-quality goods and services at more competitive prices

•	While reciprocity can be advantageous in the short term, it may prove to be a liability in the long run

	–	For example, a customer-supplier may offer a good price but not be as technologically up-to-date as another, non-customer supplier; in the long run, this technology gap may hurt us

© BCE Inc./Bell Canada 2005. All Rights Reserved.	28 of 51

Code of Business Conduct

•	We may be accused of anti-competitive behaviour

	–	Our competitors may claim we are coercing suppliers to become our customers, thereby unfairly depriving them of the business.

Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Law Department must be consulted before all such arrangements are established.

Our department is organizing a meeting at a hotel. Due to the large size of our group, and the fact we don’t want to travel far, we’ve chosen a nearby hotel serviced by a competitor’s long distance network. Is this okay, or should we find a hotel that uses Bell long distance?

It is not Bell policy to prohibit employees on Company business from dealing with organizations that do not use Bell’s services. While we actively encourage everyone at Bell to do business with our customers, we must ensure that this is not done at the expense of price, quality and service

Although the hotel you’ve chosen is not a Bell customer, you were right to choose it if, in your judgment, it best meets the price-quality-service criteria you are looking for: the hotel is located close to your office, it can easily accommodate all the members of your department and, as a result, will enable your group to save both time and traveling expenses.

I. SAFEGUARDING COMPANY ASSETS

We all have a responsibility to safeguard Company assets. This is crucial to maintaining the trust and confidence of shareholders, as well as others who have a stake in the Company. The improper use and/or reporting of assets could seriously undermine the Company’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It could also constitute a criminal offence.

Each of us is accountable for the protection of the Company’s assets in our care, both physical (material, buildings, people, property, information, revenues) and logical (communications networks, information systems, intellectual property). Access to and use of these assets must be authorized, adequately controlled and based on business needs. Use for personal purposes of the Company’s assets is strictly prohibited. Each of us must also take appropriate measures to prevent losses due to wilful action by others, both outside and within the Company, which may result in personal injury, property damage, theft, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).

In the course of protecting Company assets, all employees are required to read, be aware of and comply with the BCE Security Charter and all Corporate Security policies which can be found on the Corporate Security web site at: http://security.intranet.bell.ca/index.html.en

It is our duty to promptly report to Corporate Security or the Business Conduct Help Line all acts that may constitute real or suspected breaches of security.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	29 of 51

Code of Business Conduct

Further information may be found on the Corporate Security web site at http://security.intranet.bell.ca/index.html.en in the following security policies:

BCE Security Charter at http://security.intranet.bell.ca/GenPol/BCE_Security_Charter_2003-04-03.pdf

BCE Security Policy 3.1.1 Information Security

BCE Security Policy 5.1 Asset Accountability

BCE Security Policy 6.3 Security Incident Reporting

BCE Security Policy 7 Physical and Environmental Security

BCE Security Policy 9.1 Business Requirement for Access Control

All these policies can be accessed through the Security Policy Framework site at
http://security.intranet.bell.ca/polframe/index.html

2.33. Funds

We must properly use and protect Company cash, cheques, postage, etc., and ensure that all expense vouchers, benefit claims and invoices are accurate and properly authorized.

We must provide receipts and/or explanations for all expenses incurred on behalf of the Company.

We must charge all transactions to the appropriate accounts. We may only use corporate credit cards, charge cards, gasoline cards and calling cards for business purposes.

Corporate policy regarding the use of corporate credit cards is detailed on the Travel and Expense Management site at http://travel.on.bell.ca

We should, whenever possible, use the services of suppliers with whom Bell has negotiated agreements (for example, travel agents, car-rental agencies, taxi companies, hotels, etc.)

Details of the corporate travel policy are available on the Travel and Expense Management site at http://travel.on.bell.ca

The hiring of any contractors or consultants must follow the rules as outlined on the External Human Resources intranet site and the appropriate forms completed

Further information and a complete copy of the Policy on the Use of External Human Resources may be found on the EHR intranet site at http://ehr.on.bell.ca

Hiring of external resources must also comply with BCE Security Policy 4.3 Outsourcing and BCE

© BCE Inc./Bell Canada 2005. All Rights Reserved.	30 of 51

Code of Business Conduct

Security Policy 6.1 - Security in Job Definition and Resourcing, available on the Corporate Security web site at: http://security.intranet.bell.ca

2.34. Electronic Procurement and Electronic Processing of Expense Reports

The Company now processes some of its procurement needs electronically and is processing employee expense reports and accounting for corporate credit card payments electronically. As a mark of the trust placed in employee integrity the Company allows self approval of transactions processed electronically using this system up to the limits specified in the system.

In exercising this trust employees are expected to observe all the requirements with respect to the safeguarding of Company assets in particular and the rest of the Code of Business Conduct in general. Failure to meet any of these requirements, as well as those of associated Company policies, will result in disciplinary action up to and including dismissal. Associated policies include, but are not limited to, the Policy on Authorizations and the Company’s policies on travel and credit card usage.

The Policy on Authorizations is available at http://drn.bell.ca/authorizations or at portmid.bellnet.bell.ca/portal/docs/1/70080.pdf

The Commercial Card Policy is available at http://travel.on.bell.ca/index.html

The Corporate Travel and Entertainment Policy is available at http://travel.on.bell.ca/index.html

2.35. Books and Records

The Company’s books and records contain vital information about all aspects of our operations. They form the basis upon which key decisions about the Company are made – whether internally, by Company executives and other management staff, or externally, by financial analysts, shareholders, investors, regulators, and so on.

Because they are so crucial to the proper running of our business, we must ensure that all documents, reports and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.

In preparing and maintaining our books and records, we will:

•	adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us

•	ensure that all entries are recorded accurately and on time, in the proper accounts, and are properly documented

•	record all funds, assets and transactions. We may not establish any undisclosed or unrecorded fund or assets for any purpose

•	keep books and records which reflect fairly, accurately and in reasonable detail the Company’s transactions, acquisition and disposal of assets and other relevant activities

•	sign only those documents we believe to be accurate and truthful

© BCE Inc./Bell Canada 2005. All Rights Reserved.	31 of 51

Code of Business Conduct

•
restrict access to sensitive or confidential information (such as financial records and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed

•	ensure, through an internal control process, that the Company meets its book- and record-keeping obligations.

2.36. Contract and Agreement Standards

Contracts and agreements represent some of the greatest exposures faced by the Company. They also represent a great opportunity for the Company to minimize retained risks. If you are in a position to develop or sign contracts, as per the Bell Policy on Authorizations, you must take necessary steps to protect the interests of the Company by ensuring that the contract is reviewed by appropriate departments such as, but not limited to, Legal, Regulatory, Corporate Security and Risk Management. The Legal, Regulatory and Risk Management contacts are available to assist you, as well as to conduct individual contract reviews at your request.

For complete guidelines and contact information please refer to: http://dm1ch5.on.bell.ca/rmi/riskcontrol/contract_control/default.asp

BCE Security Policy 4.2.2 "Security Requirements in Third Party Contracts" at http://security.intranet.bell.ca

2.37. IS/IT and Network Security

Computers and computer networks have become an essential feature of our workplace. Indeed, they form the very backbone of our telecommunications network and operations infrastructure. For this reason, every effort must be made to protect the Company’s computer systems and associated software from the various threats to their security, such as accidental or deliberate destruction of data and equipment, interruption of service, disclosure of sensitive information, theft and corruption.

We must all comply with the following computer security policies:

•	access to computer systems is granted only to authorized users

•	users are responsible and accountable for their access to and use of computer systems; all access codes and passwords must be kept confidential

•	the use of the Company’s computer system or network for personal use or other non-Company purposes is strictly prohibited, unless a manager in direct line of authority grants permission

•	we must follow Company rules regarding the purchase and use of computer software

•
to guard against computer viruses that may damage the Company’s computer systems and jeopardize network security, we must check all new files regardless of source (e.g. e-mail attachments, internet, diskettes, etc.) with the latest version of a virus protection program

•	each of us is responsible for reporting any breach of computer security, policies and standards.

For further information, see the following policies located on the Corporate Security web site at: http://security.intranet.bell.ca

© BCE Inc./Bell Canada 2005. All Rights Reserved.	32 of 51

Code of Business Conduct

BCE Security Policy 3.1.1 Information Security

BCE Security Policy 5.1 Asset Accountability

BCE Security Policy 6.3 Security Incident Reporting

BCE Security Policy 7 Physical and Environmental Security

BCE Security Policy 8.3 Malicious Software

BCE Security Policy 9.1 Business Requirement for Access Control

BCE Security Policy 12.1 Legal Requirements

2.38. Personal Use of Company-Provided Internet Access

Access to the Internet is primarily provided for business purposes. However, accommodating employees’ development and awareness needs through personal use of Company-provided Internet access is also encouraged. Personal use must be reasonable, i.e. it must not impede or reduce an employee’s ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact the Company in any way. We are responsible for any of our action taken while using the Internet or e-mail and will be held accountable. Abuse of Company-provided Internet may result in disciplinary action.

For the complete policy and important restrictions, see the “Bell Internet Policy” located at http://rhr.int.bell.ca and choose Policies, followed by Workplace and then access Internet Policy

I’m attending an important sales meeting next week and I have to prepare a presentation using slides and fairly complicated charts. My friend has the software I need to put the presentation together, and he’s offered to lend me his diskettes so I can install the program on my computer. Can I go ahead?

No. The law strictly prohibits the use of software on unlicensed computers. You must verify and respect the manufacturer’s conditions of license or agreement under which the software was acquired. By copying your colleague’s software into your computer, you may be breaking the software company’s licensing agreement as well as copyright laws, and placing the Company at risk of prosecution for copyright infringement. You should speak to your group’s computer administrator to discuss your computer needs.

2.39. Property

We must protect the physical and intellectual property of the Company and third parties from loss, damage, theft, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. We must also ensure proper business use only, of Company and third party property; use of such property for personal

© BCE Inc./Bell Canada 2005. All Rights Reserved.	33 of 51

Code of Business Conduct

purposes is strictly prohibited. This applies to the Company’s property located in the office, at home or on customers’ premises.

•	Physical property includes offices and office equipment, computers, desks, art painting, telephone equipment (both wire line and cellular/wireless), tools, vehicles, etc.

•
intellectual property refers to such things that are intangible i.e. patents, copyrights, moral rights, trade-marks, domain names, integrated circuit topographies, industrial designs, trade secrets, confidential information, personality rights. Intellectual Property rights reside in and protect works like know-how, business methods and processes, computer software, computer operating systems, written materials (including paper or electronic form), inventions, graphics, photographs, audiovisual works, etc. For more on inventions refer to the section titled “Intellectual Property”.

Upon termination of employment or contract, or reassignment, we must return all physical and intellectual property of the Company or entrusted to the Company still in our possession or custody.

For further information on loss, theft, damage of Company property, refer to BCE Security Policy 7 Physical and Environmental Security available on the Corporate Security web site at http://security.intranet.bell.ca

What should I do if an outside party wants to use one of the Company’s Intellectual Property Assets such as software developed internally, a trade-mark, a business process or a policy?

All intellectual property developed or used within the Company belongs to it or one of its suppliers and as such must be treated as important strategic assets. We must not make it available to any party outside of the Company without first ensuring our legal right to do so, obtaining the proper internal authorizations and ensuring that the Company gets adequate compensation in return.

For further information on how to submit an opportunity to sell or license any Company’s Intellectual Property to another party, refer to http://ipgroup.intranet.bell.ca

What should I do if I discover that a Company trademark has been infringed or misused?

Trade-marks, including the Company’s logo and its various trade names, are among the Company’s most valuable assets. Every employee has a responsibility to preserve, protect and enhance the value of these assets. You should immediately report any infringement or misuse of such trade-marks or trade names to the Branding and Identity Hot Line at (514) 870-2347.

For further information on proper use of trade-marks, see the Brand Intranet site at address: http://brand.intranet.bell.ca, or contact the Branding and Identity Hot Line at (514) 870-2347

2.40. Intellectual Property

Intellectual property is among the most valuable assets of the Company. Protecting our innovation and our brands enhances our competitive edge and solidifies our freedom to operate. For a definition of “Intellectual Property”, please refer to the section titled “Property”.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	34 of 51

Code of Business Conduct

All inventions, works and other intellectual property rights and assets described in the previous section, conceived or made during or after working hours in the course of our employment with the Company or which are within the scope of the Company’s business interests, are rightly the exclusive property of the Company.

We are prohibited from disclosing the Company’s proprietary information and intellectual property such as trade secrets, inventions, marketing plans, etc. outside the Company without ensuring that the proper safeguards and legal documentation are in place. Failure to do so could make the Company lose its right in a trade secret or its right to file a patent for an invention.

We are prohibited from applying for a patent on our behalf or asserting other types of protection of intellectual property, such as a trade-mark, domain name, industrial design or copyright registration, in relation to an invention, work or other intellectual property that we conceived or made during or after working hours in the course of our employment with the Company, or which is within the scope of the Company’s business interests. Moreover, we should also not make use of such elements for our personal gain.

We must fully disclose to our manager and to the Intellectual Property Group all intellectual property that we conceive or make during or after working hours in the course of our employment with the Company, or which is within the scope of the Company’s business interests, to the extent required, all rights, including such intellectual property rights, in and to all such intellectual property or inventions are hereby assigned in their entirety, without limitations to the Company or BCE Inc. (or automatically owned by the Company).

All moral rights that we may have under the Copyright Act (Canada) (or any successor or similar legislation in other jurisdictions or at common law) in, or related to, the intellectual property that we conceived or made during or after working hours in the course of our employment with the Company, or which is within the scope of the Company’s business interests are irrevocably waived in favour of the Company and its affiliates.

You must cooperate fully in the preparation and execution of all necessary documents if the Company decides to use/sell or license any of its intellectual property assets or to apply for protection, registration or enforcement of such rights.

Your participation in the creation of a patent or invention or in an opportunity to sell or license any of the Company’s intellectual property assets to another party could make you eligible to monetary compensation under the Intellectual Property Awards Program (http://ipgroup.intranet.bell.ca ).

You may apply to be released from your obligation to assign specific intellectual property rights to the Company or BCE Inc., as determined by the BCE Intellectual Property Group. Each case will be examined on its own merit and the Company and BCE Inc. will be reasonable in this regard.

To avoid misunderstanding, some employees working in certain departments are also required to sign a formal Assignment of Rights Agreement as a reminder of their obligation. Failure to sign such an agreement, however, does not relieve them of their obligations towards the Company.

For further information on the Company’s management of Intellectual Property, refer to the “BCE Intellectual Property Policy” or to apply for Intellectual Property Awards please refer to the web site at http://ipgroup.intranet.bell.ca

© BCE Inc./Bell Canada 2005. All Rights Reserved.	35 of 51

Code of Business Conduct

2.41. Visible ID

Every employee, consultant and contractor must wear a valid, designated ID card at all times while on Company premises. Visitors must wear a valid, designated visitor’s card while on Company premises and employees should challenge anyone on Company premises not wearing one.

Please refer to the following web site for more information:
http://security.intranet.bell.ca/polframe/docs/policy-7.1.html

J. A WORK ENVIRONMENT BASED ON TRUST AND RESPECT

Nothing is more basic to ethical behaviour than trust and respect. A work environment that encourages and values trust and respect also makes good business sense: it enables us to build and cultivate more meaningful, richer relationships with fellow employees, customers, suppliers and shareholders.

The Company is committed to fostering such a workplace, one which:

recognizes the intrinsic dignity and worth of all employees

values, encourages and leverages the diversity of all employees, customers, suppliers and shareholders enables all employees to work without fear of intimidation, violence or harassment does not tolerate discrimination

encourages open and honest communication

makes reasonable effort to adapt the work environment to accommodate the special needs of employees as required enables all employees to work safely.

2.42. Diversity in the Workplace

Diversity is defined as an unwavering respect for each other’s uniqueness. Culture, ethnicity, gender, age, religion, disability, sexual orientation, education and experiences are just some of the facets of diversity. By valuing our differences, we can create an inclusive work environment based on merit and fairness where all employees can contribute to their fullest potential.

In the IP world, the business case for employment equity and diversity is stronger than ever. A diverse workforce brings Bell closer to its customers. In the world ahead, customers will be in the driver’s seat, with the power to pick and choose among many competing suppliers. The winner will be the company best able to satisfy their needs. By becoming the supplier of choice to a diverse customer base and the employer of choice to our current and future employees, we further improve Bell’s chances of success.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	36 of 51

Code of Business Conduct

2.43. Employment Equity

Employment Equity is an important aspect of our diversity strategy. While diversity encompasses many different factors that make each of us unique, legislated employment equity programs focus on four designated groups: women, visible minorities, Aboriginal Peoples and persons with disabilities. The Company complies with employment equity requirements aimed at removing barriers to recruiting, retaining and promoting members of these designated groups. Employment Equity is not about hiring unqualified individuals but rather to ensure that the qualified members of the designated groups are given equal employment opportunities.

2.44. Discrimination and Harassment

We prohibit all types of unlawful discrimination, including harassment, whether directed against an individual or group, including employees, customers, suppliers and shareholders. This specifically includes discrimination based on race, national or ethnic origin, color, religion, age, sex (including pregnancy or childbirth), sexual orientation, marital status, family status, physical or mental disability, conviction for which a pardon has been granted. Though the spirit of the law is the same, some of the grounds for discrimination may slightly differ for companies that are subject to provincial legislation.

Harassment is defined as any behaviour, often repetitive in nature, which denies individuals the dignity and respect to which they are entitled because the behaviour is offensive, embarrassing and/or humiliating. It may take different forms, such as:

•	threats, intimidation and/or verbal abuse

•	unwelcome remarks or jokes

•	unnecessary physical contact, such as touching, patting, pinching or punching

•	displaying sexist, racist or other offensive pictures, posters, e-mails or screen displays

•	any other action that may reasonably be perceived as offensive or degrading.

Sexual harassment includes offensive or humiliating behaviour that is related to a person’s sex, as well as behaviour of a sexual nature that creates an intimidating, unwelcome, hostile or offensive work environment, or that could reasonably be thought to put sexual conditions on a person’s job or employment opportunities.

A few examples are:

•	questions and discussions about a person’s sexual life

•	commenting on someone’s sexual attractiveness or unattractiveness

•	displaying posters, calendars and/or screen displays of a sexual nature

•	writing notes, letters or e-mails of a sexually suggestive nature.

An employee who believes that he or she is being unlawfully discriminated against should tell the person to stop immediately. If the behaviour or action persists, the employee should bring his or her concern to the attention of his or her manager or to a more senior manager in the organization. Unionized employees may elect to contact their union representative; management employees may consult with their Human Resources Consultant.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	37 of 51

Code of Business Conduct

2.45. Reasonable Accommodation

Accommodation is a part of a broader principle, namely, that our society should be structured and designed for inclusiveness. An accommodation is considered reasonable if it does not result in undue hardship, such as: significant impact on business operations, or risk to the health and safety of the employee concerned or other employees.

Some examples of accommodation are:

•	physical or technical alterations can be made to an employee’s workspace. For example, work station height, non-standard computer monitor, telephone with amplifier or headset, etc.

•	modification of work duties or conditions. For example, modification of standard working hours or job accountabilities to accommodate medical conditions or religious needs as required

•	providing documentation in alternate formats. For example: Braille or other accessible media.

For an overview of our policies related to Human Rights and Diversity please consult the Bell Canada Human Resources intranet web site at the following address: http://rhr.int.bell.ca or http://portmid.bellnet.bell.ca/portal/page?_pageid=1096.236006&_dad=portal&_schema=PORTAL

In addition “Respect in the Workplace” training is available for groups through Warren Sheppel. Information is available at the following address:
http://portmid.bellnet.bell.ca/portal/page?_pageid=1096,276441&_dad=portal&_schema=PORTAL

2.46. Occupational Health and Safety

We are committed to maintaining a healthy and safe work environment to reduce the risk of illness or injury. This holds true whether employees are working on the Company premises or at a customer’s residence or place of business.

To this end, we must:

•	follow all proper Company procedures when carrying out our jobs

•	comply with all Company policies regarding health and safety issues including policies on the use of vehicles on company business

•	comply with all relevant laws and regulations governing workplace health and safety

•	wear prescribed safety equipment

•	hold a valid driver’s license and company driving permit (BC922) when driving any vehicle on company business

We regard Health and Safety as a corporate priority. We will ensure that effective policies and practices are in place to protect the health, safety and well-being of employees, customers and the public.

Where employees are concerned, the Company expects each person to take personal responsibility for their health and safety, while working safely at all times. The Company will:

© BCE Inc./Bell Canada 2005. All Rights Reserved.	38 of 51

Code of Business Conduct

•	provide a healthy and safe work environment to reduce the risk of illness or injury

•	meet or exceed all health and safety legal requirements

•	provide proper supervision, training and equipment in this area, and

•	work with the joint union/management Health and Safety Committees to resolve issues at that level wherever possible.

Mindful of the safety of its customers and the public, the Company will also:

•	ensure business decisions made at all levels of the organization take into account the Company’s health and safety commitments

•	cooperate with various government and other organizations on health and safety matters, and

•	ensure contractors follow all legal and contractual guidelines as outlined in their contracts with the Company.

For detailed information on Occupational Health and Safety Policy, programs, processes, procedures, the Canada Labour Code Part II and the Health and Safety regulations consult the Human Resources Web site at web address http://rhr.int.bell.ca and choose Health,Safety and Wellness

2.47. Corporate Security – Emergency Management

In today’s business world, employees could encounter various emergency situations that may impact themselves, and/or the Company.

To this end, the Company is committed to the type of planning that is designed to “protect life and property” through the development and implementation of Corporate Security – Emergency Management (CS-EM) policies and procedures.

Similarly, employees should be familiar with and act in accordance with CS-EM policies and procedures both in the conduct of business and during an emergency.

Employees should be aware that an Interactive Emergency Response telephone number (1-866-714-0911) is available to assist them in the event of non life-threatening emergencies.

For further information on CS-EM policies and procedures, refer to Corporate EM Policy 106.01 “Organization and Responsibilities” (available on the Emergency Management web site at http://eop.qc.bell.ca.

2.48. Alcohol, Drugs and Other Substances

The Company is committed to the health, safety and well-being of its employees, its customers and the public. As part of this commitment, the Company makes every reasonable effort to minimize risks associated with its operations and to ensure a safe, healthy and productive workplace. These principles apply to all of us, to all locations where the Company business is being conducted, to all activities on all

© BCE Inc./Bell Canada 2005. All Rights Reserved.	39 of 51

Code of Business Conduct

Company work premises or other work locations during working hours. We are expected to act responsibly during Company-related business, social, and recreational events.

We are required to be fit at all times to perform all assigned duties. While at work, we must not be impaired by the use of alcohol, medication, or illicit drugs.

The use, sale, unlawful possession, manufacture or distribution of alcohol and illicit drugs or non-prescribed medications for which a prescription is legally required, whether on Company work premises or other work locations, is strictly prohibited.

We have the responsibility to determine any potential adverse effects when using prescribed or over-the-counter medications with the assistance of their doctor or pharmacist. Intentional misuse of prescribed or over-the-counter medications is strictly prohibited.

For further information consult the Alcohol and Drug Policy on the Human Resources Web site at web address http://rhr.int.bell.ca and choose — Policies, Guidelines and Procedures

2.49. Involvement in a Legal Matter

If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently. Loss of a driver’s license, for example, must be reported immediately if the affected employee is required to drive a Company vehicle.

2.50. Employee Privacy

The Company protects personal information of its employees and collects personal information about them only for purposes relevant to the Company’s business.

Personal information means information, in any format, about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the personnel file and other documents collected and used to provide services or support like pay or benefits information. Personal health information is kept separately by the Disability Management Group.

All personal information (including personal health information) shall be protected by security safeguards appropriate to the sensitivity of the information and may only be used for the identified purposes. All employees holding personal employee information should handle it in accordance with privacy principles. Aside from applying normal safeguards (i.e.: locked cabinets and desks), employees should avoid discussing personal employee information in public areas.

Notwithstanding the notion of employee personal information, there shall be no expectation of privacy for communications made through the use of Company equipment (for example, e-mail, internet/intranet activities, voice mail, computer files), as well as workspaces (for example, desks, lockers, and vehicles).

The Company reserves the right to monitor or search any and all Company property at any time, where it determines on reasonable grounds that this is required; for example:

•	to evaluate and measure service quality

•	in the interests of the safety and protection of employees or the Company

© BCE Inc./Bell Canada 2005. All Rights Reserved.	40 of 51

Code of Business Conduct

•	in the event the Company suspects an employee of fraud, theft, undeclared conflict of interest or other situation which may cause prejudice to an employee or the Company or its reputation.

Additional information on employee privacy can be found on the Bell Canada Human Resources intranet web site at the following address:
http://portmid.bellnet.bell.ca/portal/page?_pageid=1096,268669&_dad=portal&_schema=PORTAL

Additional information on customer privacy is available through the Regulatory Affairs intranet site at the following address:
http://or1c91.on.bell.ca

The Bell Customer Privacy Policy and the Bell Code of Fair Information Practices can be accessed at the following addresses:
http://portmid.bellnet.bell.ca/pls/portal/docs/1/62981.pdf
http://portmid.bellnet.bell.ca/pls/portal/docs/1/84931.pdf

2.51. Workplace Violence

We all have a right to work in an environment free from violence and threats. The Company prohibits all acts of physical, verbal or written aggression or violence. This applies whether the aggression is committed by one employee against another, or against anyone else an employee comes in contact with when carrying out his or her responsibilities.

It’s up to each employee to report any act, or threatened act, of violence to a manager or to Corporate Security. In situations of imminent danger call the police and Corporate Security. If the danger seems less imminent, take note of the facts: Who was involved? Where and when did the incident take place? Were there any witnesses? Then report the incident to Corporate Security. Corrective action will ensue as required.

K. PROTECTING THE ENVIRONMENT

2.52. Environmental policy

The Company believes that environmental protection is an integral part of doing business and is committed to minimizing, through a continuous improvement process, the impact that some of its activities, products or services have on the environment.

In support of its commitment, the Company will:

•	exercise due diligence in its approach to meet or exceed the requirements of all applicable legislation

•	prevent, control and reduce releases into the environment

•	correct in a timely manner, problem situations which could not be prevented

•	promote and support cost-effective resource and waste minimization initiatives

•	deal with suppliers who seek to minimize their environmental impacts

© BCE Inc./Bell Canada 2005. All Rights Reserved.	41 of 51

Code of Business Conduct

•	develop and market telecommunications services aimed at providing people and organizations with innovative solutions to their environmental challenges

•	participate with governments, businesses, the public and relevant interest groups to advance environmental protection

•	communicate its environmental initiatives and performance to stakeholders on a regular basis

•	ensure that its employees adhere to this policy and understand their responsibilities in putting it into practice.

Compliance with this policy is every employee’s responsibility. Non-compliance with this policy will lead to disciplinary action up to and including dismissal.

2.53. Reporting Environmental Incidents

An environmental incident is an unforeseen situation that can have a negative impact on the environment and may need to be reported to the government authorities.

Whether it is a small spill or leak, a fire in a hazardous material recovery warehouse or a customer complaint, employees must report all environmental incidents no matter what type, cause or seriousness.

The Corporate Responsibility and Environment group must be immediately notified of all environmental incidents involving the company, whether or not they are an emergency and regardless of where they occur. An environmental issues expert will provide employees with the necessary directives and will report to the government authorities as required. An on-duty manager can be reached 24 hrs per day through the Enviro-line at 1-877-235-5368.

2.54. Disposal of Residual Materials

Hazardous materials should not be disposed of in public landfill sites or incinerators. For example:

—	Aerosols and other containers
—	Contaminated rags and other absorbent products
—	Alkaline batteries
—	Rechargeable batteries
—	Oil containers
—	Solvents
—	Florescent tubes

These products include certain substances which, even in very small quantities, can be harmful to the environment and our health.

To comply with applicable laws and regulations, it is important that you dispose of hazardous residual materials in the appropriate containers provided by the Company at the various sites.

In line with the Company’s environmental policy, each employee must dispose of other non-hazardous residual materials such as paper, cardboard, bottles and cans in the appropriate containers, as per the established process at each site.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	42 of 51

Code of Business Conduct

Additional information about environmental programs and most recent procedures is available at the Corporate Responsibility and Environment group intranet web site at http://enviro.int.bell.ca

3. Roles and Responsibilities

3.1. Annual Review

All employees are all expected to review the Code at least once a year and certify that they have done so by signing form BC3684, “Code of Business Conduct/Annual Record of Review” (a copy of which is available in the appendices section of this Code). This form is kept in every employee’s personnel file.

Members of the Board of Directors of each of BCE Inc. and Bell Canada, as well as all Officers and Vice-Presidents, are expected to certify each year that they have reviewed, understand and follow the Code.

In addition, if there is an actual or potential conflict of interest, employees must also complete form BC3684(A), “Disclosure of a Conflict of Interest or Potential Conflict of Interest,” and forward it to the Ethics and Policy and Management Group at ethics@bell.ca.

Form BC3684(A) is also available on the Human Resources intranet web site Your Workplace; Your Workplace Values at address: http://rhr.int.bell.ca

3.2. Business Unit Role and/or Responsibility

Board of Directors, Corporate Governance Committee and the Audit Committee:

The Boards of Directors, with the recommendation of the Corporate Governance Committee, has the authority to approve this policy. In addition, the Ethics & Policy Management Group reports quarterly to the Audit Committee on the number and scope of issues brought to the attention of the EPMG via the Business Conduct Help Line and the Complaint Tool for Accounting and Auditing Matters.

Ethics & Policy Management Group:

Under the direction of the Corporate Secretary, the Ethics & Policy Management Group has the responsibility of administering the Code, managing the Business Conduct Help Line and the Complaint Tool for Accounting and Auditing Matters and ensuring compliance by all Business Units.

© BCE Inc./Bell Canada 2005. All Rights Reserved.	43 of 51

Appendices

A. Supporting procedures

The Code of Business Conduct annual review is included in the annual performance process. These procedures are located in the Career & Development Centre at https://bce.technomedia.ca/ under Objective Performance.

B. References

Attachments 1A	Certification of the Members of the Board of Directors of each of BCE Inc. and Bell Canada under the Code of Business Conduct;

Attachment 1B	Certification of Officers and Vice-Presidents under the Code of Business Conduct

Attachment 2A	Employee Annual Record of Review; Form BC 3684A - Disclosure of Conflict of Interest or Potential Conflict of Interest

Attachment 3	Additional Resources

General Circulars (GC)	General Circulars provide detail for adherence to Bell policies, standards and procedures. They can be ordered through Xerox by faxing your request to 1 418-692-0011

Code of Fair Information Practices	http://portmid.bellnet.bell.ca/pls/portal/docs/1/84931.pdf

The Canadian Competition Law Compliance Handbook	Published by the Bell Canada Law Department; available on intranet site 'Your Workplace Values' at address http://rhr.int.bell.ca

Security is Everyone’s Business	http://security.intranet.bell.ca

Corporate Security Policies	http://security.intranet.bell.ca/polframe/index.html

© BCE Inc./Bell Canada 2005. All Rights Reserved.	44 of 51

Code of Business Conduct

Attachment 1A:

CERTIFICATION OF THE MEMBERS OF THE BOARDS OF DIRECTORS
UNDER THE CODE OF BUSINESS CONDUCT

The Boards of Directors of each of BCE Inc. and Bell Canada (in each case the “Company”) and our shareholders expect all members of the Boards to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.

Certification

I certify that I have reviewed, understand and follow the Bell Canada Enterprises Code of Business Conduct (the “Code”), as well as the Conflict of Interest Guidelines for Directors.

In addition, I support the setting of standards needed to discourage wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

•
Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company,

•
Compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates,

•	Prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company.

Dated this _____ day of _________________, 2006.

_______________________	______________________	________________________
André Bérard	Ronald A. Brenneman	Richard J. Currie

_______________________	______________________	________________________
Anthony S. Fell	Donna Soble Kaufman	Brian M. Levitt

_______________________	______________________	________________________
Edward C. Lumley	Judith Maxwell	John H. McArthur

_______________________	______________________	________________________
Thomas C. O'Neill	James A. Pattison	Robert C. Pozen

_______________________	______________________	________________________
Michael J. Sabia	Paul M. Tellier	Victor L. Young

© BCE Inc./Bell Canada 2005. All Rights Reserved.	45 of 51

Code of Business Conduct

Attachment 1B:

CERTIFICATION OF OFFICERS AND VICE-PRESIDENTS
UNDER THE CODE OF BUSINESS CONDUCT

The Boards of Directors of each of BCE Inc. and Bell Canada (in each case, the “Company”), and our shareholders, expect all Officers and Vice-Presidents of the Company to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.

Certification

I certify that I have reviewed, understand and follow the Bell Canada Enterprises Code of Business Conduct (the “Code”).

In addition, I support the setting of standards needed to discourage wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

•
Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company,

•
Compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates,

•	Prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company.

To the best of my knowledge and ability, I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgement to be compromised.

I acknowledge that I am accountable for following the Code and the responsibilities I have under it. I also acknowledge that complying with the Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include discharge from the Company.

Signed:	_______________________

Name:	_______________________

Title:	_______________________

Date:	_______________________

© BCE Inc./Bell Canada 2005. All Rights Reserved.	46 of 51

Code of Business Conduct

Attachment 2A:

Employee Annual Record of Review

Employee

Family name	Given names	Employee number

Policy on conflict of interest

Employees owe their first business allegiance to the Company, and therefore they must remain free of interests or relationships which are harmful or detrimental to the Company’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or the Company’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential conflict, it is important to inform your manager and avoid actions or decisions that would conflict with the Company’s interests.

Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution. If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of the Company with respect to the matter.

Annual certification

I have reviewed and fully understand Bell Canada’s “Code of Business Conduct” including the section on Conflict of Interest. I have reported to my manager any relationship or other circumstances that do or could place me in conflict with the interests of the Company. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except what is noted on Form BC 3684A. BC 3684A, Declaration of conflict of interest or potential conflict of interest form is available at: http://rhr.int.bell.ca

Employee Signature	Date

Immediate Manager Name	Signature

Note to immediate Manager: This form is to be completed and signed each year and retained in employee’s personnel file. For assistance please contact the Ethics & Policy Management Group at ethics@bell.ca

© BCE Inc./Bell Canada 2005. All Rights Reserved.	47 of 51

Code of Business Conduct

BC 3684A (05 10)

Disclosure of Conflict of Interest
or Potential Conflict of Interest

Note to immediate leader: Please file original in employee’s personnel file and send a copy of completed form to the Ethics & Policy Management Group fax: (416) 593-0611.

For assistance please send an e-mail to ethics@bell.ca

Employee

Family name	Given names	Employee number

A.	I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of the Company:

B.	I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of the Company:

C.	Other:

Signature:	_______________________	Leader's signature:	_______________________
Title:	_______________________	Title:	_______________________
Organization code:	_______________________	Organization code:	_______________________
Phone number:	_______________________	Phone number:	_______________________
Date:	_______________________	Date:	_______________________

© BCE Inc./Bell Canada 2005. All Rights Reserved.	48 of 51

Code of Business Conduct

Attachment 3: Additional Resources

If you have any questions regarding the issues raised in this document or to report unethical or illegal behavior such as corporate fraud, or to raise concerns regarding the Company’s accounting, internal accounting controls or auditing matters, speak to your manager or call the Business Conduct Help Line at https://www.clearviewconnects.com/home or by calling 1-866-298-2942 (toll free). You may also contact the following resources:

•	The Ethics & Policy Management Group

310-6600 (no area code required) or at ethics@bell.ca

•	The Code of Business Conduct (document, forms, training)

http://rhr.int.bell.ca (See HR Policies and then Your Workplace)

•	Human Resources Consultants

http://rhr.int.bell.ca

•	Corporate Security (suspected fraud or other criminal activities)

	Ontario:	Toronto: (416)701-2071 or 1-800-267-0627

Ottawa: (613) 244-6100 or 1-800-267-0426

	Quebec:	Montreal: (514) 870-7873 or 1-800-667-8738

http://security.intranet.bell.ca

•	Emergency Response (non life-threatening emergencies)

1-866-714-0911

http://eop.qc.bell.ca

•	Enviro-Line Bell (environmental issues)

1-877-235-5368

http://enviro.int.bell.ca

•	Branding and Identity Line

(514) 870-2347

E-mail: info.branding@bell.ca

•	Occupational Health and Safety

© BCE Inc./Bell Canada 2005. All Rights Reserved.	49 of 51

Code of Business Conduct

(514) 870-5848

•	Privacy in the workplace (for privacy issues related to employees)

Bell Canada employees

In Ontario, E-mail: privacy.coordinator@bell.ca

In Québec, E-mail: coord.rens.pers@bell.ca

Bell Mobility employees

E-mail: Coordonateur-protectiondesrenseignementspersonnels@mobility.com

Bell ExpressVu employees

E-mail: privacycoordinator@expressvu.com

http://rhr.int.bell.ca — Your Workplace

•	Corporate Responsibility

http://www.bce.ca/en/responsibility/

© BCE Inc./Bell Canada 2005. All Rights Reserved.	50 of 51

Code of Business Conduct

4. Policy or Practice Details

Issuing BU	Office of the Corporate Secretary

Policy sponsor	Patricia A. Olah, Corporate Secretary

Policy owner	Asst Gen Counsel, EPMG, David Wolinsky

Primary contact	Associate Director, EPMG, Joan Grass

Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary

Issue date	1995

Effective date

Review cycle	annually

Required Policy or Practice management elements checklist

Monitoring compliance processes defined	Yes

Communication plan complete	Yes

Communication materials complete	Yes

Training plan complete	Yes

Revision history

Date	Change owner	Changed by	Version	Description

1995	Joan Grass	Joan Grass		first release - paper format

1998	Joan Grass	Joan Grass		first update - paper format

2000	Joan Grass	Joan Grass		second update - online format

2002	Joan Grass	Joan Grass		third update - online format

2003	Joan Grass	Joan Grass		annual update - online format

2004	Joan Grass	Joan Grass		annual update - online format

2005	David Wolinsky	Joan Grass		conversion of Code to PMF compliant template format

2005	David Wolinsky	David Wolinsky		annual update - online format

2006	David Wolinsky	David Wolinsky		Changes to references to new Business Conduct help Line

Last saved: 2006-01-06 10:35 AM

© BCE Inc./Bell Canada 2005. All Rights Reserved.	51 of 51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006